Exhibit 12

CHEAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Three Months Ended March 31, 2004
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$35,030	$196,162	$361,698	$67,140	$500,952	$175,917
Interest expense (a)	81,052	86,256	98,321	111,280	147,817	37,806
(Gain)Loss on investment in equity investees	—	—	—	—	409	(422)
Amortization of capitalized interest	1,047	1,226	1,784	1,804	2,519	884
Bond discount amortization (c)	—	—	—	—	—	—
Loan cost amortization	3,338	3,669	4,022	4,962	4,254	1,049

Earnings	$120,467	$287,313	$465,825	$185,186	$655,951	$215,234

FIXED CHARGES:
Interest expense	$81,052	$86,256	$98,321	$111,280	$147,817	$37,806
Capitalized interest	3,356	2,452	4,719	4,976	13,041	5,257
Bond discount amortization (c)	—	—	—	—	—	—
Loan cost amortization	3,338	3,669	4,022	4,962	4,254	1,049

Fixed Charges	$87,746	$92,377	$107,062	$121,218	$165,112	$44,112

Preferred Stock Dividends
Preferred Dividend Requirements	$16,711	$8,484	$2,050	$10,117	$22,469	$8,168
Ratio of income before provision for taxes to net income (b)	1.05	N/A	1.66	1.67	1.61	1.56

Subtotal – Preferred Dividends	$17,597	$8,484	$3,411	$16,861	$36,240	$12,762
Combined Fixed Charges and Preferred Dividends	$105,343	$100,861	$110,473	$138,079	$201,352	$56,874

Ratio of Earnings to Fixed Charges	1.4	3.1	4.4	1.5	4.0	4.9
Insufficient coverage	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.1	2.8	4.2	1.3	3.3	3.8
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.

(b)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.

(c)	Bond discount excluded since it is included in interest expense.